INVEST IN **SIREN BIOTECHNOLOGY**

The next breakthrough in cancer treatment, backed by Founders Fund



sirenbiotechnology.com San Francisco, CA

Highlights

1. $28M raised from leading VCs including Founders Fund, Lux Capital, and more

2. Fighting the world's second deadliest disease, cancer, with immuno-gene therapy

3. Led by expert doctors and scientists from Stanford, UCSF, Duke, Mount Sinai, and Roche

4. 2025 Start Up of The Year winner at Phacilitate Advanced Therapies Week

5. $4M in competitive grant awards from the California Institute for Regenerative Medicine (CIRM)

6 Targeting clinical trials in 2026, a critical step toward FDA approval and commercialization

7 The global brain tumor therapeutics market cancer is a $3.2B global market

8 CEO featured in Wall Street Journal, Economist, Wired, MIT Tech Review, and Boston Globe

Featured Investors



Lynn Fischer
Syndicate Lead

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Invested $400,000

Lynn Fischer, MBA, is CEO of KMAK Capital, Founder/Board Member of Title21 Health Solutions, and 2024 Distinguished Alumna of Pitt Graduate School of Business. Lynn is dedicated to getting lifesaving cell and gene therapies to patients globally.

"Siren Biotechnology is bringing groundbreaking cancer therapies to patients in need. They are developing a brand new class of therapies that is set to transform the treatment landscape for some of the deadliest cancers. The Siren Biotechnology team is equipped with world-class gene therapy and oncology expertise, and their data to date shows immense promise in treating deadly brain cancers. Our investment is an expression of confidence in Siren Biotechnology's scientific innovation, their ability to navigate the complexities of the regulatory landscape, and their power to deliver on the massive potential of AAV immuno-gene therapy for patients."

Other investors include Founders Fund Notable, Lux Capital Notable, Innovation Endeavors, Michael Polansky, Co-Founder Parker Institute of Cancer Immunotherapy

Our Team



Dr. Nicole K. Paulk, PhD CEO, Founder, and



President

Award-winning biotech executive. Extensive patent portfolio. Scientific Advisory Board member for renowned companies like Sarepta, Astellas, and Dyno Tx. Former gene therapy faculty at UCSF. Oregon Health & Science University PhD. Stanford University Postdoctoral Fellow.



Dr. Nathalie Clément, PhD SVP, Vector Development

Gene therapy pioneer for over 25 years. Drug manufacturing expert. Pivotal role at Powell Gene Therapy Center at the University of Florida, has gotten 10 AAV INDs approved. Led the Vector Core at Mount Sinai. Universite Libre de Bruxelles BS and PhD.



Dr. Edward Schnipper, MD Lead, Clinical Development

Expert in clinical trial design for innovative cancer therapies. Previously President & CEO of Cellgate, EVP & Chief Medical Officer at Novacea, and VP of Clinical Development at ALZA Corporation. Pivotal role in securing FDA approval for multiple drugs.



Lauren Kelly, MS Director, Preclinical Research

Pharmaceutical trailblazer. Veteran in drug development for multiple disease indications and biologic modalities. Expert in animal models of neuro-oncology. California Polytechnic State University San Luis Obispo BS & MS.



Dr. Akela Kuwahara, PhD Chief of Staff and Director, Corporate Strategy

Innovative disruptor. Ex-Gordian Biotech; led next-gen sequencing for longevity gene therapy screening. Smithsonian Institute researcher. Fulbright Scholar. Stanford Research Fellow. UCSF PhD.

Why Siren Biotechnology?



Siren Biotechnology is transforming the way we treat cancer. By merging the precision of gene therapy with the power of immunotherapy, we're creating a universal adeno-associated virus (AAV) immuno-gene therapy. This off-the-shelf treatment is designed to make the next generation of cancer therapy accessible, scalable, and effective across multiple cancers.

Led by world-renowned scientists and biotech innovators, Siren's team brings expertise from Stanford, UCSF, Duke, Mount Sinai, Roche, and multiple leading gene therapy companies.

Our pioneering approach to cancer treatment is backed by $28 million in funding from marquee investors, with preclinical data showing curative potential.


SAN FRANCISCO BUSINESS TIMES
Most Influential Women in Bay Area Business
ADVANCED THERAPIES AWARDS
2025 Start-Up of the Year
2025
COMPANIES TO WATCH
EDITOR'S CHOICE
BIOTECH BREAKTHROUGH AWARD 2024
THERAPEUTICS INNOVATION OF THE YEAR
SLICE of healthcare
NICOLE K. PAULK
Microsoft

Founders Fund, Lux Capital, Innovation Endeavors – VC's who have backed industry-defining companies like OpenAI, Spotify, Airbnb, and Zocdoc – all agree: Siren is redefining cancer treatment in a $3.2B+ market.

The deadliest cancers have outpaced available treatments

Cancer is the second leading cause of death worldwide, claiming

over 10 million lives every year. Gliomas, the most common malignant brain tumors, impact over 20,000 people each year in the U.S. alone. High-grade glioma, the most aggressive and prevalent form of glioma, has a median survival of just 12–18 months.


Cancer is the second leading cause of death worldwide - 10M lives lost annually
26,000
Americans will receive a brain cancer diagnosis this year.
The average survival for the most common form of brain cancer is
1 year
For the deadliest brain cancers, there are no effective therapies

Traditional treatments, such as chemotherapy and radiation, are limited in their effectiveness, can harm healthy tissues, and fail to improve patient survival rates in some of the deadliest cancers like high-grade gliomas.

Challenges of traditional treatment

Lack of precision:

Traditional therapies can't differentiate between healthy cells and cancer cells, leading to negative off-target effects.

Systemic toxicity at high doses:

High doses of intravenously administered treatments can cause widespread harm to the body, severely affecting a patients' quality of life.

The last FDA-approved treatment for adults with high-grade glioma was over 20 years ago. For patients facing the most dire cancers, innovation has largely stagnated, leaving them with few effective options.

For traditional gene therapy, new solutions often take over a decade and billions of dollars to develop and are focused on a single disease.


Conventional gene-therapy AAV development
10-15 Years /program and $2-3 Billion /program

A smarter, safer way to treat cancer: AAV immuno-gene therapy

At Siren Biotechnology, we're pioneering a revolutionary approach to treat cancer using an established gene therapy tool called adeno-associated virus (AAV).

AAV is a safe virus that has been used for decades to deliver gene therapies to patients. Already, it has been used to successfully treat genetic blindness, muscular disorders, and a pediatric form of Parkinson's disease. It's exceptional at delivering precise instructions to specific areas of the body, making it the perfect tool for targeting cancer safely and effectively.



AAV Gene Therapy

AAV is a safe, FDA-approved virus that can deliver medicine directly to specific cells.



Cytokines

Natural proteins that help the immune system recognize and attack cancer cells.



AAV Immuno-Gene Therapy

This brand new type of therapy uses AAV gene therapy to deliver cytokines directly to the tumor. It is safe, durable and could potentially treat any cancer.

We're using AAV to deliver precision-engineered cytokines, natural proteins that help the body recognize and eliminate cancer cells.

How it works

SRN-101, our lead therapy, causes **rapid tumor killing**



Treatment with SRN-101, an AAV that delivers medicine straight to the tumor
1
Immune-boosting and tumor-killing proteins are generated inside the tumor
2
Direct tumor cell death
Immune signals released from tumor
scroll
3
Innate Immune response
Tumor-killing immune cells activated
Tumor and AAV antigens released
4
Adaptive immune response
Rapid and complete tumor eradication

While most cancer treatments rely on chemotherapy, radiation, or surgery, methods that often damage healthy cells and come with serious side effects like nausea, fatigue, and long-term organ damage, Siren's approach is different.

Our advantage



More precise: Targets tumors directly, sparing healthy tissue.



Longer-lasting: Works steadily over time, improving durability.



Safe: Percision delivery of FDA-approved AAVs results in safe and


approved AAVs results in safe and
effective tumor killing.

We're starting with brain cancers, which include some of the most aggressive and devastating cancers, due to their low survival rates, high unmet need, and streamlined regulatory path. Success here could change outcomes for those facing this devastating disease and pave the way for treating countless other cancers.

SRN-101 demonstrates powerful efficacy in treating human high-grade glioma


Human high-grade glioma
Deliver SRN-101, AAV control, or salina via convection enhanced delivery (CED)
Saline
Control virus
SRN-101

Mouse survival after treatment


Control
SRN-101 Treated
0% Survival
86% Survival

In preclinical studies with over 550 animals treated, our therapy has already demonstrated curative potential, completely eliminating tumors and significantly improving survival rates — a major step toward human trials.

A single therapy for any cancer

Our universal AAV immuno-gene therapy platform is designed to work across multiple cancer types. Our therapies are broadly applicable to solid tumors regardless of tumor mutation or antigen, thus overcoming the need to re-engineer new therapies for each new cancer type.


SIREN
BIOTECHNOLOGY
Universal AAV gene therapy
Cancer A
Cancer B
Cancer C
Applications across multiple cancers


Video unavailable
This video is private

Siren's universal approach overcomes a limitation of both traditional gene therapies, which are developed one-to-one for a single disease, and traditional cancer drugs, which to date are ineffective in brain cancers. This also reduces development timelines and capital needs per program, allowing us to treat patients faster.

We have 4 patent families pending across the globe

Siren Biotechnology's innovative platform is backed by a robust intellectual property portfolio, including four pending patent families that protect critical advancements in gene therapy delivery, safety, and scalability in cancer treatment.

These patents span innovations such as our AAV immuno-gene therapy platform itself, as well as breakthroughs in AAV genome design that reduce unwanted immune responses, making therapies safer and more effective.

Additional protections cover regulatory elements that improve the safety and strength of Siren's gene therapies, and manufacturing methods that ensure the quality and scalability of our drug productions.

Pioneers in gene therapy driving a cancer breakthrough

Siren Biotechnology's team is a powerhouse of visionary scientists and biotech innovators from top institutions like Stanford, UCSF, Duke, Mount Sinai, and Roche.

Siren Biotechnology Team


Nicole Paulk, PhD
CEO, Founder, President,
Scientific Advisory Boards
DYNO THERAPEUTICS
SAREPTA THERAPEUTICS
astellas
EXCISION
cevec
WHITELAB
GRO BIOSCIENCES
PHACILITATE



Nathalie Clement, PhD
SVP Vector Development



Akela Kuwahara, Phd
Chief of Staff and Director, Corporate Strategy



Ed Schnipper, MD
Clinical Lead



Teilo Schaller, PhD
Director, Clinical Strategy



Lauren Kelly, MS
Director, Preclinical Research



Chris Lovejoy, MS
Associate Scientist



Justin Lee
Asssociate Scientist

Dr. Nicole Paulk, Siren's Founder and CEO, is a global expert in AAV gene therapy, having developed next-generation viral platforms now used by dozens of biotech companies. She has shaped FDA regulatory guidance and advised leading biopharma companies, including Sarepta, Astellas, and Dyno Therapeutics.

From breakthroughs in AAV manufacturing and vector engineering to scaling biotech innovations into real-world treatments, our team brings the expertise and industry leadership needed to turn cutting-edge science into life-changing cancer therapies.



All-In Summit: Gene therapy and a new era of medicine with...
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ALL–IN
SUMMIT


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World-class oncologists and gene therapy experts support Siren's vision

Siren Biotechnology is guided by an advisory board of globally recognized leaders whose groundbreaking contributions have shaped the fields of gene therapy, oncology, and immunobiology.


World class scientific and industry advisors
Samuel Blackman, MD, PhD
Neuro-Oncology Therapeutics
Day One BIOPHARMACEUTICALS
Mustafa Khasraw, MD
Neurosurgery & Cancer Immunotherapy
Duke University School of Medicine
Beverly Davidson, PhD
Vector Engineering
Children's Hospital of Philadelphia
Spark
Leonidas Platanias, MD, PhD
Oncology and Cytokine Biology
NORTHWESTERN UNIVERSITY
Kaye Spratt, Phd
Regulatory Affairs
bridgebio
Abeona
Carolina Lopez, PhD
Viral Genome Immunogenicity
Washington University in St. Louis
Susan Kaech, Phd
Brain Immunobiology
salk
Elias Sayour, MD, PhD
Pediatric Neuro-Oncology
UFHealth UNIVERSITY OF FLORIDA HEALTH

Dr. Samuel Blackman has played a pivotal role in securing the first FDA approval for a pediatric brain cancer treatment in

nearly 30 years.

Dr. Mustafa Khasraw has led numerous clinical trials in neuro-oncology and cancer immunotherapy, redefining how some of the toughest cancers are treated and improving outcomes for thousands of patients.

On the gene therapy front, **Dr. Beverly Davidson** is a pioneer. As the co-founder of Spark Therapeutics, she helped bring Luxturna – the first FDA-approved AAV gene therapy – to life, leading to its acquisition by Roche in a $4.8B deal.

Meanwhile, **Dr. Leonidas Platanias**, Director of the Robert H. Lurie Comprehensive Cancer Center at Northwestern University, runs one of the nation's top clinical trial centers and is a world expert in the very cytokines we use in our therapy.

"SRN-101 has the potential to address a critical gap in effective high-grade glioma therapies by leveraging the body's immune response in a targeted, innovative way. This approach could represent a major breakthrough in how we treat one of the most devastating brain cancers and offers a new path of hope for patients"



Dr. Nicholas Butowski
MD, Neuro-Oncologist and Director of Translational Research in Neuro-Oncology at the University of California, San Francisco.


$3.2B
Market

The total addressable market for Siren's groundbreaking therapy is driven by the urgent need for more effective brain cancer treatments.

The global brain tumor therapeutics market grew from $3.03 billion in 2023 to $3.28 billion in 2024 and is expected to

continue its rapid expansion, reaching $5.28 billion by 2030 at a CAGR of 8.24%.

In the U.S. alone, the brain cancer therapeutics market was valued at $966 million in 2022 and is projected to nearly double to $1.87 billion by 2030, growing at a CAGR of 8.6%.

This growth reflects the increasing demand for innovative therapies to combat aggressive and often fatal brain cancers. Siren's universal AAV immuno-gene therapy platform is uniquely positioned to lead this market, offering a transformative approach that could redefine brain cancer treatment and establish a new standard of care.

A scalable, universal approach to transforming cancer care

Siren Biotechnology operates on a proven therapeutics biotech model, generating future revenue through FDA-approved therapy sales and pharmaceutical partnerships.

Once our universal AAV immuno-gene therapy is available to patients, we aim to generate revenue via treatment insurance reimbursements. In addition to direct sales of our therapy, we will explore potential partnerships that may grant pharmaceutical companies the use of our therapies for specific cancer types.


Preclinical R&D
Clinical Trials
FDA Approval
Market Entry
Pharma Partnerships
Outlicensing revenue, royalties, and milestone payments
Therapy Sales
Revenue from FDA-approved therapies

These partnerships could generate additional revenue through upfront payments, milestone-based payments, and royalties on future sales. Additionally, these co-development agreements would allow us to expand our reach while maintaining control

over our universal platform.

We're leveraging expedited FDA pathways to bring Siren to market in record time

By focusing on deadly brain cancers with no effective therapies, we qualify for expedited regulatory pathways, cutting years off traditional timelines and bringing transformative treatments to patients faster.

We're on track to begin human clinical trials in 2026

We're accelerating the development of life-saving therapies by utilizing fast-track FDA programs designed for high-need, rare diseases.


2024
2025
2026
$4M CIRM Grant Awarded
Proof-of-concept animal studies completed
FDA ODD/RPD designations obtained
Pre-IND meeting with FDA
Large animal studies completed
Target completion of drug manufacturing, IND-enabling animal
Target IND-filing with FDA
Target Phase 1/2 clinical trial start

We're accelerating the development of life-saving therapies by utilizing expedited FDA programs designed for high-need, rare diseases.



Siren has the potential to reduce development timelines by up to 6 years via numerous expedited FDA pathways.

Recent gene therapy deals show a multi-billion dollar exit potential

The gene therapy space has seen a litany of successful exits as of late, with several companies achieving multi-billion-dollar

rate, with several companies achieving multi-billion-dollar valuations or acquisitions. Siren Biotechnology's universal AAV platform and unique positioning at the intersection of two high-growth markets — AAV gene therapy and brain cancer treatment – sets us up for even stronger outcomes.

Notable Comparables

AskBio	Spark Therapeutics	Audentes Therapeutics	AveXis
Acquired by Bayer for **$2B in 2020**	Acquired by Roche for **$4.8 billion in 2019**	Acquired by Astellas for **$3 billion in 2019**	Acquired by Novartis for **$8.7 billion in 2018**

We're building a company for a successful exit; FDA approval, licensing, and co-developments will help us scale quickly. Siren's IP bridges the oncology and AAV gene therapy spaces, creating novel partnership opportunities and unique valuation potential.

Help us turn the deadliest cancers into treatable diseases





We're on a mission to transform the world's deadliest cancers into treatable diseases. Our universal AAV gene therapy platform is pioneering a scalable, groundbreaking approach to cancer care.

By investing, you're not just supporting innovation, you're joining a movement to bring life-saving therapies to patients

facing some of the world's deadliest cancers.

Let's change the future of cancer care, together. Invest today.